May 7, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Ada D. Sarmento, Erin Jaskot

Re:	Atossa Genetics Inc.

Registration Statement on Form S-1, as amended (File No. 333-223949)

Ladies and Gentlemen:

As the dealer-manager of the proposed rights offering of Atossa Genetics Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time, on May 9, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 3, 2018, through the date hereof:

Preliminary Prospectus dated May 3, 2018:

Copies to underwriters:	1
Copies to prospective dealers:	10
Copies to prospective institutional investors:	115
Copies to prospective retail investors:	84

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Head of Investment Banking, Executive Managing Director